

09056321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
amended

SEC FILE NUMBER
8- 14148

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2008__ AND ENDING __12/31/2008__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUNSET FINANCIAL SERVICES, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3520 BROADWAY
                              (No. and Street)

KANSAS CITY   MO   64111
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  BRUCE OLBERDING   816-753-7000
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

                    (Name – if individual, state last, first, middle name)

TWO CENTRAL PARK PLAZA, STE 1501   OMAHA, NE   68102-1626
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __BRUCE OLBERDING__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SUNSET FINANCIAL SERVICES, INC__ , as of __MARCH 17__ , 20__09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

PRESIDENT

Title

Janet L. Tate
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Internal Auditor's Report of Internal Control Structure

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
(amounts in thousands, except share data)

	December 31	
	2008	2007
ASSETS		
Fixed maturity securities (amortized cost: 2008 - $427; 2007 - $863)	$ 440	$ 880
Short-term investments	100	-
Cash and cash equivalents	1,702	1,778
Accounts receivable (net of allowance: 2008 - $11; 2007 - $10)	538	814
Current tax asset	95	-
Deferred tax asset	-	7
Total assets	$ 2,875	$ 3,479
LIABILITIES		
Commissions payable	$ 1,117	$ 1,482
Due to affiliated entities	24	37
Current tax liability	-	62
Deferred tax liability	5	-
Other liabilities	126	72
Total liabilities	1,272	1,653
STOCKHOLDER'S EQUITY		
Common stock, par value $10 per share; authorized 50,000 shares, issued and outstanding 5,000 shares	50	50
Additional paid in capital	1,800	1,800
Retained deficit	(247)	(24)
Total stockholder's equity	1,603	1,826
Total liabilities and stockholder's equity	$ 2,875	$ 3,479

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF OPERATIONS
(amounts in thousands)

	Year ended December 31	
	2008	2007
REVENUES		
Commissions:		
Transactions from unaffiliated entities	$ 18,069	$ 19,508
Transactions from affiliated entities	3,578	4,281
Investment income, net	74	120
Other income	13	27
Total revenues	21,734	23,936
EXPENSES		
Commissions	19,703	21,423
Administrative fees	1,986	2,304
Legal fees	333	25
Operating expenses	45	15
Total expenses	22,067	23,767
Income (loss) before income tax expense	(333)	169
Income tax expense (benefit)	(110)	62
NET INCOME (LOSS)	$ (223)	$ 107

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
(amounts in thousands)

	Year Ended December 31	
	2008	2007
COMMON STOCK, beginning and end of year	$ 50	$ 50
ADDITIONAL PAID IN CAPITAL, beginning and end of year	1,800	1,800
RETAINED DEFICIT		
Beginning of year	(24)	(131)
Net income (loss)	(223)	107
End of year	(247)	(24)
STOCKHOLDER'S EQUITY	$ 1,603	$ 1,826

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENTS of CASH FLOWS
(amounts in thousands)

| | Year Ended December 31 | |
	2008	2007
OPERATING ACTIVITIES		
Net income (loss)	$ (223)	$ 107
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Accounts receivable	276	(562)
Current tax liability	(157)	65
Deferred tax asset	12	(3)
Commissions payable	(365)	650
Realized gain on fixed maturity securities	(13)	(18)
Due (to) from affiliated entities	(13)	(90)
Other liabilities	53	4
Net cash provided (used)	(430)	153
INVESTING ACTIVITIES		
Purchase of fixed maturity securities	(596)	(472)
Sale of fixed maturity securities	950	397
Net cash provided (used)	354	(75)
CASH and CASH EQUIVALENTS		
Increase (decrease) in cash and cash equivalents	(76)	78
Cash and cash equivalents at beginning of year	1,778	1,700
Cash and cash equivalents at end of year	$ 1,702	$ 1,778

See accompanying Notes to Financial Statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Sunset Financial Services, Inc. (the Company) is a full-service brokerage firm offering a wide range of financial products. The Company is a wholly-owned subsidiary of Kansas City Life Insurance Company (Kansas City Life). The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The sales force of the Company consists primarily of agents of Kansas City Life.

Basis of Presentation
The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from such estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with original maturity of three months or less when purchased to be cash equivalents.

Securities Transactions
Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fixed Maturity Securities
Fixed maturity securities, held for trading, were stated at fair value which was obtained from an external source. Changes in fair value are recorded in investment and other income.

Revenue Recognition
Commissions are recorded on a trade date basis as securities transactions occur.

Income Taxes
The Company files a consolidated Federal tax return with other insurance and non-insurance affiliates of its parent, Kansas City Life Insurance Company. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Gross deferred tax assets and liabilities are measured using enacted tax rates and are considered for admitted assets status according to the admissibility tests as set forth by the FINRA. The Company recorded deferred tax liabilities of $5 at December 31, 2008 and deferred tax assets of $7 at December 31, 2007.

Agreement with Clearing Broker
The Company acts as an introducing broker/dealer and clears all general securities transactions with and for customers on a fully disclosed basis with National Financial Services, a clearing broker. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule. All customer funds and securities are received by the clearing broker which carries the customer accounts and maintains the records of customer transactions pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. For these services, the Company will pay clearing charges as set forth in the agreement between the Company and the clearing broker. The Company is contingently liable to the clearing broker for any losses incurred which may result from the clearing of customer transactions for the Company.

As of December 31, 2008, the Company had a payable of $16 (2007 – $22 receivable) with the clearing broker.

Fair Value Measurements
On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 3).

2. INVESTMENTS

Investment Revenues
The following tables provide investment income by major category at December 31. Realized gains and losses on the sale of investments are determined on the basis of specific security identification.

	2008	2007
Net investment income		
Interest	$ 63	$ 110
Dividends	11	10
Realized gains	13	20
Total investment income	$ 87	$ 140

Contractual Maturities
The following table provides the distribution of maturities for fixed maturity investment securities as of December 31, 2008. Expected maturities may differ from these contractual maturities since borrowers may have the right to call or prepay obligations.

	Fair Value
Due after one year through five years	$ 234
Due after five years or more	206
Total	$ 440

3. FAIR VALUE MEASUREMENTS

The Company adopted SFAS 157 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2008:

Fair Value Measurements at Reporting Date Using

	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading securities	$ 440	-	440	-

4. FEDERAL INCOME TAXES

The components of income tax expense (benefit) on operations are as follows:

	2008	2007
Current income tax expense (benefit)	$ (122)	$ 65
Deferred income tax expense (benefit)	12	(3)
Total income tax expense (benefit)	$ (110)	$ 62

Total income tax expense on income from operations differs from the statutory rate of 35% of income before income tax expense as shown in the following table:

	2008	2007
"Expected" income tax expense	$ (116)	$ 59
Increase resulting from:		
State taxes, net of federal benefit	-	3
Change in deferred tax assets	6	-
Total income tax expense	$ (110)	$ 62
Effective tax rate	33.2%	36.7%

Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table:

	2008	2007
Deferred tax asset		
Legal reserve	$ -	$ 10
Deferred tax liability		
Net realized gains of securities	5	3
Net deferred tax asset (liability)	$ (5)	$ 7

7

A valuation allowance is established for deferred tax assets that the Company does not believe a future tax benefit will be realized using a more likely than not standard. The Company did not record a valuation allowance in 2008 or 2007 as management believes the Company will more likely than not realize the benefit of its deferred tax asset.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,456, which was $1,371 in excess of its required net capital of $85. The Company's ratio of aggregate indebtedness to net capital was 0.87 to 1 (2007 – 0.94 to 1).

6. RELATED PARTY TRANSACTIONS

Pursuant to terms of an agreement, Kansas City Life furnished certain fixed assets and administrative services to the Company. The administrative fees for providing such items, as determined by Kansas City Life, amounted to 2008 - $1,986 (2007 - $2,304). At December 31, 2008, the Company had an accounts payable due to affiliates of $24 (2007 - $37). The Company receives various services as part of this relationship and the cost of these services are determined based upon internal cost studies, which may be different than if the services were provided by an unrelated third party.

The Company executed brokerage transactions for Kansas City Life and Sunset Life and recorded brokerage commissions related to these transactions, as identified in the Statements of Operations. Net affiliated revenues amounted to 2008 - $14 (2007 - $19). Accounts receivable at December 31, 2008 included receivables from affiliates of $3.

7. CONTINGENCIES

The Company is currently a defendant in several legal proceedings described below. It is often not possible to predict the ultimate outcome of pending legal proceedings or to provide with any degree of certainty the reasonable ranges of potential losses related thereto. The matters referred to below are in very preliminary stages and the Company does not have sufficient information to make an assessment of the claims for liability or damages. The claimants are seeking undefined amounts of damages or other relief, which are difficult to quantify and cannot be estimated based on the information currently available. The Company does not have sufficient information at present to be able to determine whether or not these legal proceeding will have a material adverse effect on its financial position, results of operations, or cash flows.

During 2008, the Company was named as a defendant in several legal proceedings related to the actions of a former registered representative. The proceedings involve claims that the representative engaged in a fraudulent Ponzi scheme under which the claimants loaned money to a corporation owned by the representative in exchange for a promise of repayment plus interest. Promissory notes were issued by the representative's corporation to the claimants. The claimants all allege that the corporation did not use the funds as promised and that the representative converted the funds for personal use.

The legal proceedings filed in 2008 related to this representative include:

(a)   Six lawsuits filed in federal court. These suits, filed between July and October, claim that SFS should be liable for the actions of the representative under 20(a) of the Securities Exchange Act (as a controlling person of the representative), under the theory of respondeat superior for the representative's fraudulent conduct and breach of fiduciary duty, and under state securities laws. Each plaintiff seeks an amount of damages to be proved at trial, prejudgment interest and reasonable attorney fees.

(b)   One FINRA arbitration claim. This claim, filed in October, alleges that in addition to being a victim of the above referenced Ponzi scheme, one of the claimants loaned money individually to the representative. Plaintiffs claim that the Company should be responsible for negligence and gross negligence in supervising the representative and due to control person liability. Plaintiffs are seeking: a return of principal plus

agreed upon interest on their notes, damages for any surrender charges, interest adjustments and lost opportunity damages; attorney's fees; filing fees and arbitration costs; and other relief determined by the Panel.

(c)   Two lawsuits filed in Nebraska state court. These suits, filed in December, are based on conduct of the representative, but do not allege that promissory notes were provided. Both claimants allege that they received a certain sum on a monthly basis from the representative that was to continue for the claimants' lifetimes. These suits claim that Company should be liable for the actions of the representative under the theory of respondeat superior as the representative's principal and for providing an air of apparent authority that allowed the representative to continue the alleged scheme. Each plaintiff seeks an amount of damages to be proved at trial, prejudgment interest and reasonable attorney fees.

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I
(amounts in thousands)

	December 31 2008
NET CAPITAL	
Total stockholder's equity	$ 1,603
Non-allowable assets	102
Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)(D))	45
Net capital	1,456
Minimum net capital requirement	85
Excess net capital	$ 1,371
AGGREGATE INDEBTEDNESS	
Commissions payable	1,117
Due to affiliated entities	24
Accounts payable and accrued liabilities	126
Current tax liability	5
Aggregate indebtedness	$ 1,272
Ratio of aggregate indebtedness to net capital	0.87 to 1

Statement regarding Rule 17a-5(d)(4)
There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2008.

SUNSET FINANCIAL SERVICES, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
SCHEDULE II and III

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule. The Company clears transactions through National Financial Services.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

The Board of Directors
Sunset Financial Services, Inc.:

In planning and performing our audit of the financial statements of Sunset Financial Services, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Kansas City Office
Celebrating
100 years
1908–2008

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2009



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Sunset Financial Services, Inc.:

We have audited the accompanying statements of financial condition for Sunset Financial Services, Inc. (the Company), a wholly owned subsidiary of Kansas City Life Insurance Company, as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunset Financial Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2009



Sunset Financial Services, Inc.

Financial Statements
and
Supplemental Schedules

December 31, 2008 and 2007